40 - 33
811 - 2958

T. ROWE PRICE ASSOCIATES, INC.

LEGAL DEPARTMENT

WWW.TROWEPRICE.COM

P.O. Box 89000
Baltimore, Maryland
21289-8220
Toll Free 800-638-7890
Fax 410-345-6575

04027766

April 19, 2004

United States Securities and
Exchange Commission
Attn: File Desk
450 Fifth Street, N.W.
Washington, DC 20549

Re: T. Rowe Price International Funds, Inc.
CIK 0000313212/ 811-2958

John Bilski v. T. Rowe Price International Funds, Inc., et al.
In the United States District Court for the Southern District of Illinois
Case No.: 03-772 GPM

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, please find the enclosed pleadings relative to the above-referenced matter:

Exhibit A: Conditional Transfer Order (Judicial Panel on Multidistrict Litigation) (MDL-1586)

Exhibit B: Order Lifting Stay of Conditional Transfer Order

Should you have any questions with regard to this matter, please call.

Very truly yours,

P. Gregory Williams

P. Gregory Williams
Senior Legal Analyst, Transfer Agent/Litigation
(410) 345-6721

Enclosure

cc: Lelia S. Holder

L:\LGL\USERS\LGL0465\WPDATA\LITIGATION\BILSKISECLTR4.doc

SEC MAIL PROCESSING
RECEIVED
APR 2 8 2004
WASH, D.C.
158

EXHIBIT A

UNITED STATES OF AMERICA
JUDICIAL PANEL ON MULTIDISTRICT LITIGATION

DIRECT REPLY TO:

Michael J. Beck
Clerk of the Panel
One Columbus Circle, NE
Thurgood Marshall Federal
Judiciary Building
Room G-255, North Lobby
Washington, D.C. 20002

Telephone: [202] 502-2800
Fax: [202] 502-2888

http://www.jpml.uscourts.gov

March 3, 2004

TO INVOLVED COUNSEL

Re: MDL-1586 -- In re Mutual Funds Investment Litigation

(See Attached Schedule CTO-1)

Dear Counsel:

Attached is a copy of a conditional transfer order filed today by the Judicial Panel on Multidistrict Litigation involving the above matter. The actions are transferred pursuant to Rule 7.4 of the Rules of Procedure of the Judicial Panel on Multidistrict Litigation, 199 F.R.D. 425, 435-36 (2001). Copies of Rule 5.2, dealing with service, and Rules 7.4 and 7.5, regarding "tag-along" actions, are attached.

Inasmuch as there is an unavoidable time lag between notification of the pendency of the tag-along action and the filing of a conditional transfer order, counsel are required by Rule 7.4(b) to notify this office **BY FACSIMILE**, at (202) 502-2888, of any official changes in the status of the tag-along action. These changes could involve dismissal of the action, remand to state court, transfer to another federal court, etc., as indicated by an order filed by the district court. Your cooperation would be appreciated.

NOTICE OF OPPOSITION DUE ON OR BEFORE: March 18, 2004 (4 p.m. EST)
(Facsimile transmission is suggested.)

If you are considering opposing this conditional transfer order, please review Rules 7.4 and 7.5 of the Panel Rules before filing your Notice of Opposition. Please file one Notice of Opposition (with an attached schedule of actions, if necessary) if you are opposing the transfer of more than one action. A consolidated Motion and Brief to Vacate the CTO, with attached schedule of actions, is acceptable and encouraged. Please refer to the attached pink flyer for additional instructions concerning oppositions.

For more information about MDL-1586, counsel are encouraged to visit the District of Maryland transferee court's website at **http://www.mdd.uscourts.gov/mdl_litigation/displayMDLCom1.asp** and click on Mutual Funds.

A list of involved counsel is attached.

Very truly,

Michael J. Beck
Clerk of the Panel

By [signature]
Deputy Clerk

Attachments

JUDICIAL PANEL ON
MULTIDISTRICT LITIGATION

MAR - 3 2004

FILED
CLERK'S OFFICE

DOCKET NO. 1586

BEFORE THE JUDICIAL PANEL ON MULTIDISTRICT LITIGATION

IN RE MUTUAL FUNDS INVESTMENT LITIGATION

(SEE ATTACHED SCHEDULE)

CONDITIONAL TRANSFER ORDER (CTO-1)

On February 20, 2004, the Panel transferred 96 civil actions to the United States District Court for the District of Maryland for coordinated or consolidated pretrial proceedings pursuant to 28 U.S.C. § 1407. With the consent of that court, all such actions have been assigned to the Honorable J. Frederick Motz, the Honorable Andre M. Davis and the Honorable Frederick P. Stamp, Jr.

It appears that the actions on this conditional transfer order involve questions of fact which are common to the actions previously transferred to the District of Maryland.

Pursuant to Rule 7.4 of the Rules of Procedure of the Judicial Panel on Multidistrict Litigation, 199 F.R.D. 425, 435-36 (2001), these actions are transferred under 28 U.S.C. § 1407 to the District of Maryland for the reasons stated in the order of February 20, 2004, ____F.Supp.2d____ (J.P.M.L. 2004), and, with the consent of that court, assigned to the Honorable J. Frederick Motz, the Honorable Andre M. Davis and the Honorable Frederick P. Stamp, Jr.

This order does not become effective until it is filed in the Office of the Clerk of the United States District Court for the District of Maryland. The transmittal of this order to said Clerk shall be stayed fifteen (15) days from the entry thereof and if any party files a notice of opposition with the Clerk of the Panel within this fifteen (15) day period, the stay will be continued until further order of the Panel.

FOR THE PANEL:

Michael J. Beck

Michael J. Beck
Clerk of the Panel

SCHEDULE CTO-1 - TAG ALONG CASES
DOCKET NO. 1586
IN RE MUTUAL FUNDS INVESTMENT LITIGATION

DISTRICT	DIV.	CIVIL ACTION#	
CALIFORNIA CENTRAL			
CAC	2	03-7654	Emanuel Wasserman v. Kenneth D. Lewis, et al.
CAC	2	03-8736	Mike Sayegh v. Janus Capital Corp., et al.
CALIFORNIA NORTHERN			
CAN	3	03-5071	Michael Federman v. Putnam American Government Income Fund, et al.
CAN	5	03-5133	Kathie A. Phillips v. Alliance Capital Management Holding, L.P., et al.
CAN	5	03-5146	James Page, Jr. v. The Charles Schwab Corp., et al.
COLORADO			
CO	1	03-2004	Gerald L. Chait, etc. v. Thomas H. Bailey, et al.
CO	1	03-2007	Mei Hung, etc. v. Thomas H. Bailey, et al.
CO	1	03-2016	Norman Friedman, et al. v. Janus Capital Group, Inc., et al.
CO	1	03-2037	Robert Martini v. Janus Capital Group, Inc., et al.
CO	1	03-2061	Delon Brown v. Janus Capital Group, Inc., et al.
CO	1	03-2103	Ruth A. McKeown v. Janus Fund, et al.
CO	1	03-2115	Paul Straits v. Janus Capital Group, Inc., et al.
CO	1	03-2141	Janice Biggs v. Janus Fund, et al.
CO	1	03-2168	Harry Goodman, et al. v. Janus Capital Group, Inc., et al.
CO	1	03-2182	Richard Lepera v. Invesco Funds Group, Inc., et al.
CO	1	03-2212	R. Andrew Harclerode, et al. v. Janus Capital Group, Inc., et al.
CO	1	03-2309	Brenda C. Vann, et al. v. Janus Capital Group, Inc., et al.
CO	1	03-2325	Amanda Klein v. Janus Capital Group, Inc., et al.
CO	1	03-2403	Craig Wiggins v. Janus Capital Group, Inc., et al.
CO	1	03-2406	L. Scott Karlin, etc. v. Amvescap, PLC, et al.
CO	1	03-2441	Richard Raver v. Invesco Funds Group, Inc., et al.
CO	1	03-2456	Jerry Fatah, etc. v. Invesco Advantage Health Sciences Fund, et al.
CO	1	03-2457	Shirley M. McLain, et al. v. Bank of America Corp., et al.
CO	1	03-2559	Steven B. Ehrlich, et al. v. Invesco Advantage Health Sciences Fund, et al.
CO	1	03-2604	Miriam Calderon v. Amvescap, PLC, et al.
CO	1	03-2612	Pat B. Gorsuch, et al. v. Invesco Funds Group, Inc., et al.
CONNECTICUT			
CT	3	03-1874	Thomas Helm, et al. v. Janus Fund, et al.
CT	3	03-1883	Louis J. DeSocio v. Strong Advisor Common Stock Fund, et al.
CT	3	03-2050	Charles Lanza v. Alliancebernstein Growth & Income Fund, et al.
CT	3	03-2192	Alfred Dellavalle v. Putnam American Government Income Fund, et al.
ILLINOIS NORTHERN			
ILN	1	03-7315	Lenore Zarate v. Bank One Corp., et al.
ILN	1	03-7940	Robert Holton v. Bank One Corp., et al.
ILN	1	03-8561	Datren Williams, etc. v. Bank One Corp., et al.
ILN	1	03-8628	Carolyn Kitty v. Janus Capital Group Inc., et al.
ILN	1	03-9055	Carlo D'Agostino v. Putnam Investments Trust, et al.
ILN	1	03-9061	Brett Tayne v. Putnam Investments Trust, et al.
ILLINOIS SOUTHERN			
ILS	3	03-692	Robert Potter, et al. v. Janus Investment Fund, et al.
ILS	3	03-760	Donald Bradfisch v. Templeton Funds, Inc., et al.
ILS	3	03-769	Roger Kelso v. Columbia Acorn Trust, et al.
ILS	3	03-770	David Kenerley v. Templeton Funds, Inc., et al.

NYS	1	03-8747	Marc Henzel, etc. v. Alger Small Port, et al.
NYS	1	03-8864	Michael Pflugath, et al. v. Bear Stearns Companies, Inc., et al.
NYS	1	03-8893	Jessica Corbett v. Marsh & McLennan Companies, Inc., et al.
NYS	1	03-8894	Murray Zucker v. Putnam American Government Income Fund, et al.
NYS	1	03-8959	Dana Buhs v. Fred Alger Management, Inc., et al.
NYS	1	03-8962	Jeffrey Ettinger, etc. v. Janus Capital Group, Inc., et al.
NYS	1	03-8984	Maurice Bonime v. Putnam American Government Income Fund, et al.
NYS	1	03-9001	Barbara Walsh v. Marsh & McLennan Companies, Inc., et al.
NYS	1	03-9149	Meyer Mintz v. Putnam American Government Income Fund, et al.
NYS	1	03-9157	Frederic Ian Fishbein, etc. v. Marsh & McLennan Companies, Inc., et al.
NYS	1	03-9160	Romilda Braatz v. Marsh & McLennan Companies, Inc., et al.
NYS	1	03-9167	Bryon Billman v. Fred Alger Management, Inc., et al.
NYS	1	03-9197	Bernard Schwimmer v. AllianceBernstein Technology Fund, et al.
NYS	1	03-9216	Aaron Brody v. Pilgram Baxter & Associates, Ltd., et al.
NYS	1	03-9237	James Ryan, et al. v. Putnam American Government Income Fund, et al.
NYS	1	03-9239	Robert Garfield v. Fred Alger Management, Inc., et al.
NYS	1	03-9245	Paula Pieroni v. Bank of America Corp, et al.
NYS	1	03-9294	Adrienne Green v. AllianceBernstein Growth & Income Fund, et al.
NYS	1	03-9372	Gary A. Baskin v. Bank of America Corp., et al.
NYS	1	03-9424	Robert Foster, et al. v. Putnam Investments Trust, et al.
NYS	1	03-9425	Rochelle Turoff Mucha v. Marsh & McClennan Companies, Inc., et al.
NYS	1	03-9426	Alberta Friedman v. Alger Small Portfolio, et al.
NYS	1	03-9434	Rochelle Meyer, etc. v. Alliance Capital Management Holding L.P., et al.
NYS	1	03-9438	Lisa Schales v. Alliance Capital Management Holdings, L.P., et al.
NYS	1	03-9439	Leslie Turbowitz v. Marsh & McLennan Companies, Inc., et al.
NYS	1	03-9497	Avremi Weinreb v. AllianceBernstein Technology Fund, et al.
NYS	1	03-9498	Terry Conner v. Alliance Capital Management Holding, L.P., et al.
NYS	1	03-9501	Neeyaf Distributing v. Alger Small Portfolio, et al.
NYS	1	03-9606	Patrice H. Oster v. Alliance Capital Management Holdings L.P., et al.
NYS	1	03-9634	Edward Lowinger, et al. v. Invesco Advantage Health Science Fund, et al.
NYS	1	03-9638	Ronald E. Stackler, et al. v. Nations Capital Growth Fund, et al.
NYS	1	03-9654	John B. Johnson v. Putnam American Government Income Fund, et al.
NYS	1	03-9655	Rachelle Knopf v. Pilgrim Baxter & Associates, Ltd., et al.
NYS	1	03-9668	Walter C. Slack v. Marsh & McLennan Companies, Inc., et al.
NYS	1	03-9670	Gregory Smidt, et al. v. Bear, Stearns & Co, Inc.
NYS	1	03-9740	Milton Pfeiffer v. The Dreyfus Corp.
NYS	1	03-9790	Mike Atassi v. Pilgrim, Baxter & Associates, Ltd., et al.
NYS	1	03-9801	Durand Wilson, II v. Excelsior Funds, Inc., et al.
NYS	1	03-9858	John B. Johnson v. Alger Small Portfolio, et al.
NYS	1	03-9915	Janet M. Crocket v. Alger Small Portfolio, et al.
NYS	1	03-9920	Marvin Goldfarb v. Putnam American Government Income Fund, et al.
NYS	1	03-9955	Charles C. Hargrave, et al. v. Marsh & McLennan Companies, Inc., et al.
NYS	1	03-10016	Carl Sadowsky v. Marsh & McLennan Companies, Inc., et al.
NYS	1	03-10045	Jospeh R. Russo v. Invesco Advantage Health Sciences Fund, et al.
NYS	1	03-10098	Kathleen Iozzo, et al. v. Putnam Investment Trust, et al.
NYS	1	03-10099	Paul Weiner, et al. v. Putnam Investments Trust, et al.
NYS	1	03-10132	Herman S. & Esperanza A. Drayer Residual Trust U/A 4/22/83, et al. v Federated Investors, Inc., et al.
NYS	1	03-10158	Benjamin Robinson v. Marsh & McLennan Companies, Inc., et al.
NYS	1	03-10173	Jodi Finkelson-Reece v. Putnam Investment Trust, et al.
NYS	1	03-10198	Benjamin Hiser v. Marsh & McLennan Companies, Inc., et al.
NYS	1	04-28	Doris Staehr, etc. v. Jeffrey W. Greenberg, et al.
NYS	1	04-230	William B. Cottrell v. Marsh & McLennan Companies, Inc., et al.
NYS	1	04-409	Michael Fitzpatrick, etc. v. John R. Belk, et al.
NYS	1	04-410	David M. Kaufman, et al. v. John R. Belk, et al.

OHIO SOUTHERN

OHS	2	03-1016	Bernard Flucke v. Bank One Corp., et al.
OHS	2	03-1037	Warren Sherman, etc. v. Peter C. Marshall, et al.

RULE 5.2: SERVICE OF PAPERS FILED

(a) All papers filed with the Clerk of the Panel shall be accompanied by proof of previous or simultaneous service on all other parties in all actions involved in the litigation. Service and proof of service shall be made as provided in Rules 5 and 6 of the Federal Rules of Civil Procedure. The proof of service shall indicate the name and complete address of each person served and shall indicate the party represented by each. If a party is not represented by counsel, the proof of service shall indicate the name of the party and the party's last known address. The proof of service shall indicate why any person named as a party in a constituent complaint was not served with the Section 1407 pleading. The original proof of service shall be filed with the Clerk of the Panel and copies thereof shall be sent to each person included within the proof of service. After the "Panel Service List" described in subsection (d) of this Rule has been received from the Clerk of the Panel, the "Panel Service List" shall be utilized for service of responses to motions and all other filings. In such instances, the "Panel Service List" shall be attached to the proof of service and shall be supplemented in the proof of service in the event of the presence of additional parties or subsequent corrections relating to any party, counsel or address already on the "Panel Service List."

(b) The proof of service pertaining to motions for transfer of actions pursuant to 28 U.S.C. §1407 shall certify that copies of the motions have been mailed or otherwise delivered for filing to the clerk of each district court in which an action is pending that will be affected by the motion. The proof of service pertaining to a motion for remand pursuant to 28 U.S.C. §1407 shall certify that a copy of the motion has been mailed or otherwise delivered for filing to the clerk of the Section 1407 transferee district court in which any action affected by the motion is pending.

(c) Within eleven days of filing of a motion to transfer, an order to show cause or a conditional transfer order, each party or designated attorney shall notify the Clerk of the Panel, in writing, of the name and address of the attorney designated to receive service of all pleadings, notices, orders and other papers relating to practice before the Judicial Panel on Multidistrict Litigation. Only one attorney shall be designated for each party. Any party not represented by counsel shall be served by mailing such pleadings to the party's last known address. Requests for an extension of time to file the designation of attorney shall not be granted except in extraordinary circumstances.

(d) In order to facilitate compliance with subsection (a) of this Rule, the Clerk of the Panel shall prepare and serve on all counsel and parties not represented by counsel, a "Panel Service List" containing the names and addresses of the designated attorneys and the party or parties they represent in the actions under consideration by the Panel and the names and addresses of the parties not represented by counsel in the actions under consideration by the Panel. After the "Panel Service List" has been received from the Clerk of the Panel, notice of subsequent corrections relating to any party, counsel or address on the "Panel Service List" shall be served on all other parties in all actions involved in the litigation.

(e) If following transfer of any group of multidistrict litigation, the transferee district court appoints liaison counsel, this Rule shall be satisfied by serving each party in each affected action and all liaison counsel. Liaison counsel designated by the transferee district court shall receive copies of all Panel orders concerning their particular litigation and shall be responsible for distribution to the parties for whom he or she serves as liaison counsel.

INVOLVED COUNSEL LIST (CTO-1)
DOCKET NO. 1586
IN RE MUTUAL FUNDS INVESTMENT LITIGATION

Glen L. Abramson
Berger & Montague, P.C.
1622 Locust Street
Philadelphia, PA 19103

Guri Ademi
Ademi & O'Reilly
3620 E. Layton Avenue
Cudahy, WI 53110

Thomas L. Allen
Reed Smith LLP
435 Sixth Avenue
Pittsburgh, PA 15219

Lauren D. Antonino
Chitwood & Harley
2300 Promenade II
1230 Peachtree Street, N.E.
Atlanta, GA 30309

Daniel E. Bacine
Barrack, Rodos & Bacine
3300 Two Commerce Street
2001 Market Street
Philadelphia, PA 19103

Gerald L. Bader, Jr.
Bader Associates
14426 E. Evans Avenue, Suite 200
Aurora, CO 80014

Eugene Barash
Korein Tillery-St. Louis
701 Market Street, Suite 300
St. Louis, MO 63101

Timothy G. Barber
Womble Carlyle Sandridge & Rice
3500 One Wachovia Center
301 South College Street
Charlotte, NC 28202-6025

Andrew L. Barroway
Schiffrin & Barroway, LLP
Three Bala Plaza East, Suite 400
Bala Cynwyd, PA 19004

Brian Barry
Law Offices of Brian Barry
1801 Avenue of the Stars
Suite 307
Los Angeles, CA 90067

Frederick J. Baumann
Rothgerber, Appel, Powers & Johnson
1200 17th Street, Suite 3000
Denver, CO 80202

Eric J. Belfi
Rabin, Murray & Frank, LLP
275 Madison Avenue
34th Floor
New York, NY 10016

Robert H. Bell
Gibson, Dunn & Crutcher, LLP
200 Park Avenue
New York, NY 10166-0193

Robert J. Berg
Bernstein Liebhard & Lifshitz, LLP
2050 Center Avenue, Suite 200
Fort Lee, NJ 07024

Joel H. Bernstein
Goodkind, Labaton, Rudoff & Sucharow, LLP
100 Park Avenue
12th Floor
New York, NY 10017

Stanley D. Bernstein
Bernstein Liebhard & Lifshitz, LLP
10 East 40th Street
New York, NY 10016

Kelly Cox Bilek
Hoeffner & Bilek, LLP
440 Louisiana Street
Suite 720
Houston, TX 77002

Barbara Blumenthal
Hoffman, Reilly, Pozner & Williamson, L.L.P.
511 16th Street, #700
Denver, CO 80202

David C. Boch
Bingham McCutchen, LLP
150 Federal Street
Boston, MA 02110-1726

Mark Booker
Berman, DeValerio, Pease, Tabacco, et al.
One Liberty Square, 8th Floor
Boston, MA 02109

Aaron L. Brody
Stull, Stull & Brody
6 East 45th Street, Suite 500
New York, NY 10017

Jules Brody
Stull, Stull & Brody
6 East 45th Street, Suite 500
New York, NY 10017

Sara B. Brody
Morgan Lewis & Bockius, LLP
Steuart Tower
One Market Street
Suite 800
San Francisco, CA 94105-1420

Tzivia Brody
336 Central Park West
Apt # 7C
New York, NY 10025

Eric E. Bronson
Bird, Marella, Boxer & Wolpert
1875 Century Park, East
23rd Floor
Los Angeles, CA 90067-2561

Steven J. Brooks
Deutsch, Williams, Brooks, Derensis, et al.
99 Summer Street
Boston, MA 02110

Gordon R. Broom
Burroughs, Hepler, Broom, MacDonald, et al.
Mark Twain Plaza
103 West Vandalia Street, Suite 300
P.O. Box 510
Edwardsville, IL 62025

Klint Bruno
Law Offices Of Klint Bruno
1131 Lake Street
Oak Park, IL 60301

Marc Durant
Durant & Durant
325 Chestnut Street
Suite 1116
Philadelphia, PA 19106

Thomas W. Dymek
Stradley, Ronon, Stevens & Young
2600 One Commerce Square
Philadelphia, PA 19103

Gregory M. Egelston
Bernstein Liebhard & Lifshitz, LLP
10 East 40th Street
New York, NY 10016

Kenneth A. Elan
Law Offices of Kenneth A. Elan
217 Broadway
Suite 606
New York, NY 10007

Bruce A. Ericson
Pillsbury Winthrop, LLP
50 Fremont Street
San Francisco, CA 94105-2228

Michael S. Etkin
Lowenstein & Sandler, PC
65 Livingston Avenue
Roseland, NJ 07068

Abigail Evans
Paul, Weiss, Rifkind, Wharton & Garrison
1285 Avenue of the Americas
New York, NY 10019-6064

Nadeem Faruqi
Faruqi & Faruqi
320 East 39th Street
3rd Floor
New York, NY 10016

Jeffrey Paul Fink
Robbins, Umeda & Fink
1010 Second Avenue
Suite 2360
San Diego, CA 92101

Scott W. Fisher
Garwin, Bronzaft, Gerstein & Fisher, L.L.P.
1501 Broadway
Suite 1416
New York, NY 10036

Paul Fishman
Friedman Kaplan Seiler & Adelman, LLP
1633 Broadway, 46th Floor
New York, NY 10019-6708

Joseph A. Fonti
Bernstein, Litowitz, Berger & Grossmann, LLP
1285 Avenue Of The Americas
New York, NY 10019

Peter C. Forbes
Horowitz, Wake & Forbes
370 17th Street
Denver, CO 80202

Christine M. Fox
Kaplan, Fox & Kilsheimer, LLP
805 Third Avenue
22nd Floor
New York, NY 10022

Frederic S. Fox
Kaplan ,Fox & Kilsheimer, LLP
805 Third Avenue
22nd Floor
New York, NY 10022

David S. Frankel
Kramer, Levin, Naftalis & Frankel, LLP
919 Third Avenue
New York, NY 10022

Andrew S. Friedman
Bonnett, Fairbourn, Friedman & Balint, P.C.
2901 North Central Avenue
Suite 1000
Phoenix, AZ 85012-3311

Jack G. Fruchter
Fruchter & Twersky
One Pennsylvania Plaza
Suite 1910
New York, NY 10119

Nancy F. Gans
Moulton & Gans, P.C.
33 Broad Street, Suite 1100
Boston, MA 02109

Robert S. Gans
Bernstein, Litowitz, Berger & Grossmann, LLP
1285 Avenue of the Americas
New York, NY 10019

George M. Garvey
Munger, Tolles & Olson
355 South Grand Avenue
Suite 3500
Los Angeles,, CA 90071

Robert L. Gegios
Kohner, Mann & Kailas
P.O. Box 11982
1572 E. Capitol Dr.
Milwaukee, WI 53211

Carol V. Gilden
Much, Shelist, Freed, et al.
191 North Wacker Drive
Suite 1800
Chicago, IL 60606-1615

Lionel Z. Glancy
Glancy & Binkow
1801 Avenue of the Stars
Suite 311
Los Angeles, CA 90067

David J. Goldsmith
Goodkind, Labaton, Rudoff & Sucharow, LLP
100 Park Avenue, 12th Floor
New York, NY 10017

Robert P. Goldstein
Warshafsky, Tarnoff, Gesler, Reinhart, Block
839 North Jefferson Street
Milwaukee, WI 53202

William E. Goydan
Wolff & Samson, PC
One Boland Drive
West Orange, NJ 07052

Gary S. Graifman
Kantrowitz, Goldhammer & Graifman
210 Summit Avenue
Montvale, NJ 07645

John W. Gresham
Ferguson, Stein, Watt, Wallas, et al.
East Independence Plaza, Suite 730
P.O. Box 36486
Charlotte, NC 28236-6486

Paul Grieco
Landskroner & Phillip Co., L.P.A.
1360 West Ninth, Suite 200
Cleveland, OH 44113

Sarah P. Karwan
Orans, Elsen & Lupert, LLP
One Rockefeller Plaza
New York, NY 10020

David C. Katz
Weiss & Yourman
551 Fifth Avenue
Suite 1600
New York, NY 10176

Chad E. Kauffman
Schiffrin & Barroway, LLP
Three Bala Plaza East, Suite 400
Bala Cynwyd, PA 19004

Christopher J. Keller
Goodkind, Labaton, Rudoff &
Sucharow, L.L.P.
100 Park Avenue
New York, NY 10017

Shawn Lunney Kelly
Riker, Danzig, Scherer, Hyland &
Perretti
One Speedwell Avenue
Morristown, NJ 07962

Philip S. Khinda
Ropes & Gray, LLP
One Metro Center
700 12th Street, N.W., Suite 900
Washington, DC 20005-3948

Laurence D. King
Kaplan, Fox & Kilsheimer, LLP
555 Montgomery Street
Suite 1501
San Francisco, CA 94111

Matthew R. Kipp
Skadden, Arps, Slate, Meagher &
Flom
333 West Wacker Drive
Suite 2100
Chicago, IL 60606

Mark A. Kirsch
Clifford Chance Us, LLP
200 Park Avenue
New York, NY 10166

John L. Kirtley
Godfrey & Kahn
780 N. Water St.,
Suite 1600
Milwaukee, WI 53202

Jeffrey A. Klafter
Klafter & Olsen, LLP
1311 Mamaroneck Avenue
Suite 220
White Plains, NY 10602

Shmuel Berel Klein
Law Offices of Shmuel Klein, PC
268 West Route 59
Spring Valley, NY 10977

Patrick A. Klingman
Schatz & Nobel, P.C.
330 Main Street
Second Floor
Hartford, CT 06106

James W. Knowles
Wilson, Sheehy, Knowles,
Robertson & Cornelius, PC
315 East Fifth Street
Tyler, TX 75701

Eduard Korsinsky
Beatie & Osborn, LLP
521 Fifth Avenue
34th Floor
New York, NY 10175

Alan J. Kovacs
Law Office of Alan J. Kovacs
2001 Beacon Street, Suite 106
Boston, MA 02135

Daniel J. Kramer
Paul, Weiss, Rifkind, Wharton &
Garrison LLP
1285 Avenue of the Americas
New York, NY 10019-6064

Clinton A. Krislov
Krislov & Associates, Ltd.
20 North Wacker Drive
Suite 1350
Chicago, IL 60606

Susan Lacava
Susan Lacava, S.C.
23 N. Pinckney, Suite 320
Madison, WI 53703

Kimberly A. Lamaina
Skadden, Arps, Slate, Meagher &
Flom, LLP
One Rodney Square
Wilmington, DE 19899

Jack Landskroner
Landskroner & Phillip Co., L.P.A.
1360 West Ninth
Suite 200
Cleveland, OH 44113

Joseph P. Lasala
Mecelroy, Deutsch & Mulaney
1300 Mt. Kemble Avenue
P.O. Box 2075
Morristown, NJ 07962

Leigh R. Lasky
Lasky & Rifkind
100 Park Avenue, 12th Floor
New York, NY 10017

Andrew E. Lencyk
Wolf, Popper, Ross, Wolf & Jones,
L.L.P.
845 Third Avenue
New York, NY 10022

Bruce W. Leppla
Lieff, Cabraser, Heimann &
Bernstein, LLP
Embarcadero Center West
275 Battery Street, 30th Floor
San Francisco, CA 94111-3339

Julie Lepri
BankOne
1 Bank One Plaza, 11th Floor
Suite 0286
Chicago, IL 60670

Leigh M. Levine
Alston & Bird
1211 East Morehead Street
P.O. Drawer 34009
Charlotte, NC 28234

Lester L. Levy, Sr.
Wolf & Popper, LLP
845 Third Avenue
New York, NY 10022

Sandy A. Liebhard
Bernstein , Liebhard & Lifshitz, LLP
10 East 40th Street
22nd Floor
New York, NY 10016

Joshua M. Lifshitz
Bull & Lifshitz, LLP
18 East 41st Street
New York, NY 10017

Daniel D. Owen
Shughart, Thomson & Kilroy
Twelve Wyandotte Plaza
120 West 12th Street
Kansas City, MO 64105

David Pastor
Gilman & Pastor, L.L.P.
Stonehill Corporate Center
999 Broadway, Suite 500
Saugus, MA 01906

Peter E. Perkowski
Gibson, Dunn & Crutcher, LLP
333 South Grand Avenue
45th Floor
Los Angeles, CA 90071

Mark A. Perry
Gibson, Dunn & Crutcher, LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036

Andrew John Petrie
Petrie Bauer, LLP
1775 Sherman Street, #2500
Denver, CO 80203

Charles J. Piven
Law Offices of Charles J. Piven, P.A.
The World Trade Center-Baltimore
401 East Pratt Street, Suite 2525
Baltimore, MD 21202

Jonathan M. Plasse
Goodkind, Labaton, Rudoff & Sucharow, LLP
100 Park Avenue
12th Floor
New York, NY 10017-5563

Daniel A. Pollack
Pollack & Kaminsky
114 West 47th Street, Suite 1900
New York, NY 10036

Howard A. Pollack
Godfrey & Kahn
780 N. Water St., Suite 1600
Milwaukee, WI 53202

H. Adam Prussin
Pomerantz, Haudek, Block, Grossman & Gross
100 Park Avenue
26th Floor
New York, NY 10017

Daniella Quitt
Wechsler, Harwood, L.L.P.
488 Madison Avenue
8th Floor
New York, NY 10022

Mark A. Rabinowitz
Neal, Gerber & Eisenberg, LLP
2 N. LaSalle Street
Suite 2300
Chicago, IL 60602

Andrei V. Rado
Milberg Weiss Bershad Hynes & Lerach, LLP
One Pennsylvania Plaza
New York, NY 10119

Kurt E. Reitz
Thompson & Coburn
525 West Main Street
P.O. Box 750
Belleville, IL 62222

Terry E. Richardson, Jr.
Motley, Rice, LLC
1730 Jackson Street
P.O. Box 365
Barnwell, SC 29812

Mark C. Rifkin
Wolf, Haldenstein, Adler, Freeman & Herz, L.L.P.
270 Madison Avenue, 10th Floor
New York, NY 10016

William L. Rikard, Jr.
Parker, Poe, Adams & Bernstein
401 S. Tryon Street, Suite 3000
Charlotte, NC 28202-1935

Brian J. Robbins
Robbins, Umeda & Fink
1010 Second Avenue
Suite 2360
San Diego, CA 92101

Robert M. Roseman
Spector, Roseman & Kodroff, P.C.
1818 Market Street
Suite 2500
Philadelphia, PA 19103

David A. Rosenfeld
Cauley Geller Bowman, Coates & Rudman, LLP
200 Broadhollow Road, Suite 406
Melville, NY 11747

Robert A. Rosenfeld
Gold & Rosenfeld
11 South LaSalle Street
Suite 2500
Chicago, IL 60603

Marian P. Rosner
Wolf, Popper, Ross, Wolf & Jones, L.L.P.
845 Third Avenue
New York, NY 10022-6689

Robert M. Rothman
Cauley, Geller, Bowman & Rudman, L.L.P.
200 Broadhollow Road, Suite 406
Melville, NY 11747

Steven J. Rothschild
Skadden, Arps, Slate, Meagher & Flom
One Rodney Square
Wilmington, DE 19801

John W. Rotunno
Bell, Boyd & Lloyd
Three First National Plaza
Suite 3000
70 West Madison Street
Chicago, IL 60602

Paul K. Rowe
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019

Adam B. Rowland
Swidler, Berlin, Shereff & Friedman, LLP
405 Lexington Avenue
New York, NY 10174

Samuel H. Rudman
Cauley, Geller, Bowman, Coates & Rudman, LLP
200 Broadhollow Road, Suite 406
Melville, NY 11747

Jon A. Santangelo
Stinson Morrison Hecker, LLP
100 South Fourth Street
St. Louis, MO 63102

Donald J. Savery
Bingham McCutchen, LLP
150 Federal Street
Boston, MA 02110

Jennifer A. Sullivan
Shalov, Stone & Bonner, LLP
163 Madison Avenue
P.O. Box 1277
Morristown, NJ 07962

Stephen M. Tillery
Korein Tillery, LLC
701 Market Street, Suite 300
St. Louis, MO 63101

Debbie Todres
Debevoise & Plimpton, LLP
919 Third Avenue
New York, NY 10022

Steven J. Toll
Cohen, Milstein, Hausfeld & Toll, PLLC
1100 New York Avenue, N.W.
West Tower, Suite 500
Washington, DC 20005-3964

Marc A. Topaz
Schiffrin & Barroway, LLP
Three Bala Plaza East, Suite 400
Bala Cynwyd, PA 19004

Catherine A. Torell
Cohen, Milestein, Hausfeld & Toll, PLLC
825 Third Avenue
New York, NY 10022-7519

Curtis V. Trinko
Law Offices of Curtis V. Trinko
16 West 46th Street, 7th Floor
New York, NY 10036

Tanya Tymchenko
Bingham & McCutchen
One State Street
Hartford, CT 06103-3178

Patrick D. Vellone
Allen & Vellone, P.C.
1600 Stout Street # 1100
Denver, CO 80202

Richard J. Vita
Law Offices Of Richard J. Vita
77 Franklin Street, Suite 300
Boston, MA 02110

Anthony Vozzolo
Faruqi & Faruqi
320 East 39th Street, 3rd Floor
New York, NY 10016

K Scott Wagner
Hale & Wagner
205 E Wisconsin Ave
Suite 300
Milwaukee, WI 53202-4207

Chet B. Waldman
Wolf, Popper, Ross, Wolf & Jones, L.L.P.
845 Third Avenue, 12th Floor
New York, NY 10022

Kenneth G. Walsh
Straus & Boies, LLP
Two Depot Plaza, Suite 203
Bedford Hills, NY 10507

Peter H. Walsh
U.S. Attorney's Office
1225 17th Street, #700
Denver, CO 80202

Joseph H. Weiss
Weiss & Yourman
551 Fifth Avenue
Suite 1600
New York, NY 10176

Melvyn I. Weiss
Milberg, Weiss, Bershad, Hynes & Lerach, LLP
One Pennsylvania Plaza
49th Floor
New York, NY 10119-1065

Ann D. White
Mager, White & Goldstein, LLP
One Pitcairn Place, Suite 2400
165 Township Line Road
Jenkintown, PA 19046

J. Gregory Whitehair
Gibson, Dunn & Crutcher, LLP
D.C. Box No. 18
1801 California Street, # 4100
Denver, CO 80202-2641

Steven N. Williams
Cotchett, Pitre, Simon & McCarthy
840 Malcolm Road
Suite 200
Burlingame, CA 94010

F. Lane Williamson
Garlitz & Williamson, PLLC
212 South Tryon Street
The Johnston Building, Suite 930
Charlotte, NC 21281

Jeffrey M. Wintner
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019

Matthew M. Wolf
Allen & Vellone, P.C.
1600 Stout Street # 1100
Denver, CO 80202

Andrew J. Wronski
Foley & Lardner
777 East Wisconsin Avenue
Milwaukee, WI 53202

Alfred G. Yates, Jr.
Law Office of Alfred G. Yates, Jr.
429 Forbes Avenue
519 Allegheny Building
Pittsburgh, PA 15219

George A. Zelcs
Carr, Korein, et al.
Chicago Cook County
70 West Madison Street, Suite 410
3 First National Plaza
Chicago, IL 60602

Craig E. Ziegler
Montgomery, McCracken, Walker & Rhoads
The Fidelity Building
123 South Broad Street
Philadelphia, PA 19109

Jean-Marc Zimmerman
Zimmerman & Levi, LLP
226 St. Paul Street
Westfield, NJ 07090

Joseph J. Zonies
Kritzer Zonies, LLC
140 East 19th Avenue
3rd Floor
Denver, CO 80203-1013

EXHIBIT B

DOCKET NO. 1586

BEFORE THE JUDICIAL PANEL ON MULTIDISTRICT LITIGATION

IN RE MUTUAL FUNDS INVESTMENT LITIGATION

Roger Kelso v. Columbia Acorn Trust, et al., S.D. Illinois, C.A. No. 3:03-769
David Kenerley v. Templeton Funds, Inc., et al., S.D. Illinois, C.A. No. 3:03-770
John Bilski v. Aim International Funds, Inc., et al., S.D. Illinois, C.A. No. 3:03-772

ORDER LIFTING STAY OF CONDITIONAL TRANSFER ORDER

A conditional transfer order was filed in these three actions (*Kelso*, *Kenerley* and *Bilski*) on March 3, 2004. Prior to expiration of that order's fifteen-day stay of transmittal, plaintiffs in *Kelso*, *Kenerley* and *Bilski* filed a notice of opposition to the proposed transfer. Plaintiffs have now advised the Panel that they withdraw their initial opposition to the conditional transfer order.

IT IS THEREFORE ORDERED that the stay of the Panel's conditional transfer order designated as "CTO-1" filed on March 3, 2004, is LIFTED insofar as it relates to these three actions, and thus the actions are transferred to the District of Maryland for inclusion in the coordinated or consolidated pretrial proceedings under 28 U.S.C. § 1407 being conducted by the Honorable J. Frederick Motz, the Honorable Andre M. Davis and the Honorable Frederick P. Stamp, Jr.

FOR THE PANEL:

Michael J. Beck
Michael J. Beck
Clerk of the Panel